Exhibit 21.1

LIST OF SUBSIDIARIES

Subsidiary	Ownership Percentage	Jurisdiction of Incorporation or Organization
Recro Gainesville LLC	100%	Massachusetts

Recro Enterprises, Inc.	100%	Delaware

Recro Ireland Limited	100%	Ireland

Recro Technology LLC	100%	Delaware